SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2016

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a             .

Summary of FY2016 1Q Business Report

On May 16, 2016, Shinhan Financial Group (“SFG”) filed its FY2016 1Q Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

2. Business Results

3. Independent Auditor

4. Major Shareholder and Market Price Information of our Common Shares and ADRs

5. Directors, Executive Officers and Employees

6. Related Party Transactions

1. Introduction of the Group

Company History in 2010 through 2016

•	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank

•	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary

•	Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

•	Nov. 2014 : LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG

•	Jul. 2015 : SHINHAN SECURITIES VIETNAM CO., LTD became an indirect subsidiary of SFG

Principal Subsidiaries under Korean Law (as of Mar. 31, 2016)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings

Indirect subsidiaries held through direct subsidiaries (as of Mar. 31, 2016)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited 1)	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	100.0%
	PT Bank Metro Express	97.76%
	PT Centratama Nasional Bank	75.0%

Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co.,ltd.	100.00%

Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	100.0%
	Shinhan Investment Corp. Asia Inc.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF2)	8.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 3)	14.1%
	SHINHAN SECURITIES VIETNAM CO., LTD	100.0%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st 4)	5.0%
	Shinhan Private Equity Fund 2nd 5)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 6)	0.6%

1)	Shinhan Financial Group and its subsidiaries currently own 93.3% of Shinhan Khmer Bank Limited.
2)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
3)	Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private Equity Fund.
4)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
5)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
6)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of Mar. 31, 2016)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares*	11,100,000

Total	485,299,587

*	On April 21, 2016, we redeemed all of the Series 12 redeemable preferred shares.

2. Business Results

Operation Results

			(KRW billion)
	1Q 2016 (Jan. 1 ~ Mar. 31)	1Q 2015 (Jan. 1 ~ Mar. 31)	FY2015 (Jan. 1 ~ Dec. 31)	FY2014 (Jan. 1 ~ Dec. 31)
Operating income	655.5	753.0	2,973.1	2,654.8
Equity method income	2.6	1.9	21.0	30.6
Other non-operating income	25.1	33.8	146.5	182.2
Profit before income taxes	683.2	788.7	3,140.6	2,867.6
Income tax expense	-104.6	174.9	694.6	668.0

Consolidated net income	787.7	613.8	2,446.0	2,199.6
Net income attributable to equity holders of the Group	771.4	592.1	2,367.2	2,081.1
Net income attributable to non-controlling interest	16.4	21.7	78.8	118.5

Notes :

•	Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		1Q 2016				FY2015				FY2014
		Jan. 1 ~ Mar. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)
	Deposits	219,041.0	58.5	675.9	1.23	203,910.5	57.3	2,861.0	1.40	186,086.1	57.2	3,449.5	1.85
	Borrowings	14,444.4	3.9	42.2	1.17	13,492.9	3.8	150.7	1.12	12,145.2	3.7	190.0	1.56
	Debt Securities Issued	41,282.0	11.0	281.0	2.72	39,334.8	11.0	1,183.8	3.01	36,609.9	11.3	1,301.9	3.56
Source	Other Liabilities	68,392.6	18.3	—	—	68,378.1	19.2	—	—	60,397.7	18.6	—	—

	Total Liabilities	343,160.0	91.6	—	—	325,116.3	91.3	—	—	295,238.9	90.8	—	—

	Total Stockholder’s Equity	31,383.4	8.4	—	—	31,063.1	8.7	—	—	30,023.9	9.2	—	—

	Total Liabilities & SE	374,543.3	100.0	—	—	356,179.4	100.0	—	—	325,262.8	100.0	—	—

	Cash & Due from Banks	21,526.9	5.8	52.9	0.98	21,993.4	6.2	225.6	1.03	19,646.5	6.0	236.9	1.21
	Loans	246,148.0	65.7	2,276.4	3.70	231,889.2	65.1	9,031.6	3.89	212,237.2	65.3	9,722.5	4.58
	Loans in KRW	192,562.5	51.4	1,609.4	3.34	180,410.1	50.7	6,479.5	3.59	164,597.9	50.6	7,092.5	4.31
	Loans in Foreign Currency	14,051.9	3.8	116.7	3.32	13,528.2	3.8	415.0	3.07	11,598.8	3.6	403.0	3.47
Use	Credit Card Accounts	18,600.4	5.0	422.6	9.09	17,819.5	5.0	1,635.3	9.18	17,575.1	5.4	1,702.5	9.69
	Others	20,933.2	5.6	127.6	2.44	20,131.5	5.7	501.9	2.49	18,465.4	5.7	524.5	2.84
	AFS Financial Assets	28,842.9	7.7	152.1	2.11	26,830.0	7.5	654.4	2.44	26,801.5	8.2	814.8	3.04
	HTM Financial Assets	16,316.0	4.4	137.5	3.37	14,961.0	4.2	539.0	3.6	12,076.7	3.7	521.7	4.32
	Other Assets	61,709.6	16.5	—	—	60,505.8	17.0	—	—	54,500.9	16.8	—	—

	Total Assets	374,543.3	100.0	—	—	356,179.4	100.0	—	—	325,262.8	100.0	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

*	The main serial financial figures and indices for Mar. 31, 2016 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

		(KRW billion)
	Mar. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Aggregate Amount of Equity Capital (A)	28,021.9	27,216.4	25,938.0
Risk-Weighted Assets (B)	204,605.7	203,274.5	198,832.9
BIS Ratio (A/B)	13.70%	13.39%	13.05%

Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Mar. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Shinhan Bank	BIS Capital Adequacy Ratio	15.0	14.8	15.4
Shinhan Card	Adjusted Equity Capital Ratio	25.6	28.9	29.7
Shinhan Investment Corp.	Net Capital Ratio	734.1	387.2	461.8
Shinhan Life Insurance	Risk Based Capital Ratio	206.4	204.2	230.7
Shinhan BNP Paribas Asset Management	Equity Capital (KRW Billion)	139.9	157.3	159.0
	Minimum Capital Requirement (KRW Billion)	23.3	23.2	22.1
Shinhan Capital	Adjusted Equity Capital Ratio	17.1	16.8	15.5
Jeju Bank	BIS Capital Adequacy Ratio	11.9	12.6	14.3
Shinhan Savings Bank	BIS Capital Adequacy Ratio	16.7	16.3	16.3

Notes :

•	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

•	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

•	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan BNP Paribas Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Mar. 31, 2016			Dec. 31, 2015			Dec. 31, 2014
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	2,828.7	2,095.6	135.0	624.1	216.0	288.9	76.1	41.4	183.9
Shinhan Bank	—	—	—	—	—	—	55,338.0	45,258.5	122.3
Shinhan Card	14,295.1	4,169.0	342.9	14,588.0	3,845.4	379.4	14,583.7	3,014.5	483.8
Shinhan Investment Corp.	15,773.9	10,876.4	145.0	11,546.7	6,525.0	177.0	17,500.5	11,305.5	154.8
Shinhan Life Insurance	1,688.4	483.8	349.0	1,189.5	486.7	244.4	1,302.2	472.6	275.6
Shinhan Capital	589.2	469.2	125.6	784.7	355.4	220.8	567.6	161.1	352.3
Jeju Bank	—	—	—	—	—	—	798.2	716.9	111.3
Shinhan Savings Bank	217.9	140.3	155.3	144.2	103.1	139.9	242.0	94.9	255.0

Notes :

•	Shinhan Financial Group, Shinhan Bank and Jeju Bank: Due within 1 month

•	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

•	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months

•	Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Mar. 31, 2016			Dec. 31, 2015			Dec. 31, 2014
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	35,267.1	34,713.3	101.7	37,421.5	38,253.3	97.8	—	—	—
Jeju Bank	597.1	335.1	178.2	546.3	352.0	155.2	—	—	—

Note) The “High quality liquid assets” and “Net cash outflows” are the arithmetic mean of the ending balance of every month.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Mar. 31, 2016			Dec. 31, 2015			Dec. 31, 2014
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	30,785.9	24,231.1	127.1	31,925.0	27,205.6	117.4	25,309.1	19,472.6	130.0
Shinhan Investment Corp.	4,593.7	4,498.3	102.1	1,875.7	1,793.8	104.6	1,195.7	871.5	137.2
Shinhan Capital	35.3	31.0	113.6	83.1	73.4	113.2	73.8	49.6	148.8
Jeju Bank	15.9	9.4	169.0	15.2	9.7	156.3	9.8	6.1	160.0

Notes :

•	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months

•	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS

•	Shinhan Financial Group figures are based on the separate basis

3) Asset Quality

SFG Consolidated Basis

	(KRW billion)
	Mar. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Total Loans	248,324.9	246,487.6	226,503.2
Substandard & Below	2,331.5	2,171.6	2,595.3
Substandard & Below Ratio	0.94%	0.88%	1.15%
Non-Performing Loans	1,915.7	1,691.5	2,031.7
NPL Ratio	0.77%	0.69%	0.90%
Substandard & Below Coverage Ratio	186.06%	191.22%	168.88%
Loan Loss Allowance 1)	4,338.2	4,152.5	4,383.0
Substandard & Below Loans	2,331.5	2,171.6	2,595.3

1)	Including reserve for credit losses.

Separate Basis

									(	%)
	Mar. 31, 2016			Dec. 31, 2015			Dec. 31, 2014
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	0.86	0.72	167	0.8	0.61	173	1.03	0.78	154
Shinhan Card	1.25	0.83	357	1.24	0.81	355	1.69	1.21	295
Shinhan Investment Corp.	0.14	0.14	511	0.15	0.15	485	1.37	1.36	208
Shinhan Life Insurance	0.07	0.06	1,209	0.09	0.09	927	0.1	0.09	867
Shinhan Capital	3.65	4	90	3.06	3.58	86	2.87	4.08	96
Jeju Bank	0.81	0.46	151	0.87	0.5	141	2.04	1.84	80
Shinhan Savings Bank	6.75	5.27	48	6.51	5.37	58	12.15	10.27	33

1)	Including reserve for credit losses.

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

	(KRW billion)
	Mar. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Debt	8,747.2	6,894.5	6,859.4
Equity	20,622.0	20,781.0	20,235.1
Debt to Equity Ratio	42.42%	33.18%	33.90%

Twenty Largest Exposures by Borrower

				(KRW billion)
As of Mar. 31, 2016 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	0.0	—	8,840.9	—	—	8,840.9
Bank of Korea	2,440.0	—	5,813.8	0.1	—	8,253.8
Korea Housing Finance Corporation	0.0	—	5,097.4	—	—	5,097.4
Korea Development Bank	15.5	80.8	4,674.1	—	—	4,770.3
Industrial Bank of Korea	593.6	75.0	1,356.3	—	—	2,024.9
Korea Deposit Insurance Corporation	—	—	1,713.1	—	—	1,713.1
Korea Securities Finance Corporation	24.7	—	1,659.2	—	—	1,683.9
Samsung Electronics co., ltd.	0.0	1,314.2	14.4	—	0.0	1,328.6
Hyundai Heavy Industries Co., Ltd.	82.8	53.8	11.7	1,175.5	—	1,323.7
NongHyup Bank	370.5	11.5	845.1	6.4	—	1,233.5
Kookmin Bank	399.9	57.7	626.5	—	—	1,084.1
Samsung Heavy Industries Co., Ltd.	150.0	—	10.0	888.0	—	1,048.0
Korea Land & Housing Corporation	—	—	1,026.5	—	—	1,026.5
Samsung C&T Corporation	62.8	107.8	463.8	312.5	0.0	946.9
Woori Bank	161.6	34.6	748.9	0.1	—	945.2
Hana Bank	115.4	196.1	633.4	0.0	—	944.9
Export-Import Bank of Korea	—	—	900.2	6.4	—	906.6
Hotel Lotte Co., Ltd.	0.1	398.0	159.7	237.0	—	794.7
LG Electronics Inc.	115.3	54.4	151.0	410.6	—	731.4
Kia Motors Corporation	103.1	517.8	20.8	4.0	0.1	645.8

Total	4,635.3	2,901.6	34,766.8	3,040.6	0.1	45,344.4

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

				(KRW billion)
As of Mar. 31, 2016 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	502.8	1,995.3	1,164.3	1,505.2	0.1	5,167.7
Hyundai Motors	983.0	1,595.9	1,014.6	256.8	0.1	3,850.4
Lotte	463.4	1,014.5	1,283.6	461.3	0.0	3,222.8
Hyundai Heavy Industries	308.5	119.3	302.0	2,154.1	—	2,884.0
SK	531.0	366.5	903.4	995.4	0.0	2,796.3
LG	602.9	460.1	345.8	675.1	0.0	2,083.9
LS	116.3	352.8	271.6	720.7	0.0	1,461.4
Hanwha	543.6	207.4	312.9	228.2	0.1	1,292.2
GS	365.5	139.5	373.0	147.3	0.0	1,025.3
Hyosung	229.8	464.6	35.1	168.8	0.0	898.4

Total	4,646.8	6,716.1	6,006.2	7,312.9	0.4	24,682.4

Note) Some of the totals may not sum due to rounding

Loans, Due from banks and Securities Concentration by Industry

	(KRW billion)
As of Mar. 31, 2016 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	68,384.5	20.4%
Manufacturing	41,380.2	12.4%
Retail and wholesale	16,754.7	5.0%
Real Estate, leasing and service	21,451.8	6.4%
Construction	4,203.3	1.3%
Hotel and Restaurant	5,234.5	1.6%
Others	51,616.5	15.4%
Consumers	125,385.8	37.5%

Total	334,411.3	100.0%

Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

		(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Manufacture of Cold Rolled, Drawn and Extruded Iron or Steel Products	127.7	127.7	33.0
B	Construction of Highways, Streets and Roads	88.1	88.1	3.5
C	Manufacture of Distilling Machinery, Heat exchange unit and Gas Generators	81.0	81.0	56.7
D	Oceangoing Foreign Freight Transport	69.3	69.3	61.3
E	Manufacture of Plastic Products for Fabricating of Machine	58.3	58.3	22.4
F	Wholesale of Non-Specialized Goods	52.9	52.9	34.0
G	Building of Steel Ships	43.3	43.3	0.3
H	Apartment Building Construction	42.6	42.6	29.0
I	Manufacture of Internal Combustion Piston Engines	42.1	42.0	37.4
J	Other Activities Auxiliary to Financial Service Activities n.e.c.	36.0	36.0	6.2
K	Renting of Non-Residential Buildings	31.2	31.2	0.0
L	Development and Subdividing of Residential Buildings	30.0	30.0	22.2
M	Other Civil Engineering Construction	29.7	29.7	12.2
N	Building of Steel Ships	28.8	28.8	2.6
O	Building of Steel Ships	24.5	24.5	11.4
P	Building of Steel Ships	23.0	23.0	0.8
Q	Oceangoing Foreign Freight Transport	22.9	22.9	17.4
R	Manufacture of Other Basic Iron and Steel n. e. c.	20.4	19.4	14.3
S	Construction of Highways, Streets and Roads	17.9	17.9	8.4
T	Apartment Building Construction	17.4	16.4	11.2

	Total	887.2	885.1	384.3

Notes :

•	Consolidated basis as of Mar. 31, 2016.

•	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	1Q 2016	FY2015	FY2014
Audit Opinion	—	Unqualified	Unqualified

* For the first quarter of 2016, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2016	KPMG Samjong Accounting Corp.	581 (annualized basis)	Review/Audit of Financial Statements	1,231 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	132 Hours
FY2015	KPMG Samjong Accounting Corp.	561 (annualized basis)	Review/Audit of Financial Statements	8,236 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	895 Hours
	KPMG Samjong Accounting Corp.	12 (annualized basis)	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2015	282 hours
FY2014	KPMG Samjong Accounting Corp.	500 (annualized basis)	Review/Audit of Financial Statements	6,564 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	845 Hours
	KPMG Samjong Accounting Corp.	12 (annualized basis)	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2014	182 hours

1)	Excluding value-added taxes.
*	In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,302 million(excluding value-added taxes) for FY2016.

4. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Mar. 31, 2016

Name	No. of Common Shares owned2)	Ownership%
National Pension Service	43,881,041	9.25%
BNP Paribas	25,356,276	5.35%

1)	Shareholders who own beneficial ownership of 5% or more(common share basis).
2)	Based on the results of shareholder registry closing as of December 31, 2015

Share ownership of Employee Stock Ownership Association

			(Number of shares, %)
Share ownership	Beginning Balance (Jan. 1, 2016)	Increase	Decrease	Ending Balance (Mar. 31, 2016)	Ownership%1) (Mar. 31, 2016)
Employee Stock Ownership	21,200,687	1,941,089	875,086	22,266,690	—
ESOA account	72,686	11,922	—	84,608	—

Total	21,273,373	1,953,011	875,086	22,351,298	4.71%

1)	Common share basis.

Common Share Traded on the Korea Exchange

					(KRW, number of shares)
		Oct.2015	Nov.2015	Dec.2015	Jan.2016	Feb.2016	Mar.2016
Price per share	High	44,250	44,300	42,150	39,400	40,600	41,900
	Low	40,300	41,300	39,550	36,100	36,800	38,300
	Avg.	42,424	42,902	40,860	38,053	39,025	40,689
Trading Volume		16,483,620	14,669,254	16,594,627	15,308,182	17,813,224	20,397,079
Highest Daily Trading Volume		1,634,522	1,957,693	1,770,031	1,180,892	1,928,479	1,611,574
Lowest Daily Trading Volume		478,471	287,372	425,758	533,086	454,315	392,004

American Depositary Receipts traded on the New York Stock Exchange

					(USD, number of shares)
		Oct.2015	Nov.2015	Dec.2015	Jan.2016	Feb.2016	Mar.2016
Price per share	High	39.45	39.52	36.54	33.07	33.31	36.14
	Low	34.71	36.00	33.59	29.66	30.57	31.71
	Avg.	37.16	37.30	34.95	31.45	31.81	34.45
Trading Volume		2,103,474	1,463,283	2,096,324	2,124,317	2,001,834	2,258,081
Highest Daily Trading Volume		217,427	138,969	165,191	176,313	158,848	217,443
Lowest Daily Trading Volume		34,750	30,148	61,755	48,868	49,134	45,295

Note) 1 ADR = 1 Common Shares

5. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Mar. 31, 2016)
Name	Month and Year of Birth	Position	Service Term
Han Dongwoo	November. 1948

-   Chairman of Shinhan Financial Group

-   Board Steering Committee Chair

-   Corporate Governance & CEO Recommendation Committee member

-   Outside Director Recommendation Committee member

-   Corporate Social Responsibility Committee member

6 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 9 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

6 outside directors were appointed as board of directors at the 15th Annual General Meeting of Shareholders on March 24, 2016, of which 3 directors renewed their terms and 3 directors were newly appointed.

Our non-executive directors are as follows:

(As of Mar. 31, 2016)
Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term

Ko Boo-in	December. 1941	O	Corporate Social Responsibility Committee member Corporate Governance & CEO Recommendation Committee member	4 years starting from March 28, 2013

Park Cheul	April. 1946	O	Chairman of Board of Directors Risk Management Committee Chair Compensation Committee Chair Corporate Governance & CEO Recommendation Committee member	2 years starting from March 25, 2015

Lee Manwoo	November. 1954	O	Audit Committee Chair Corporate Social Responsibility Committee member Outside Director Recommendation Committee member	3 years starting from March 26, 2014

Lee Sang-kyung	September. 1945	O	Corporate Governance & CEO Recommendation Committee Chair Audit Committee member Compensation Committee member Board Steering Committee member	5 years starting from March 29, 2012

Lee Sung-ryang	August. 1955	O	Outside Director Recommendation Committee Chair Audit Committee member Board Steering Committee member Compensation Committee member	2 years starting from March 24, 2016

Lee Jung-il	August. 1952	O	Compensation Committee member Outside Director Recommendation Committee member	2 years starting from March 24, 2016

Lee Heun-ya	September. 1959	O	Risk Management Committee member Outside Director Recommendation Committee member	2 years starting from March 24, 2016

Yuki Hirakawa	October. 1960	O	Corporate Social Responsibility Committee member Board Steering Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 25, 2015

Philippe Avril	April. 1960	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 25, 2015

Cho Yong-byoung	June. 1957	X	-	2 years starting from March 25, 2015

Namkoong Hoon	June. 1947	X	Corporate Social Responsibility Committee Chair Risk Management Committee member Board Steering Committee member Corporate Governance & CEO Recommendation Committee member	1 years starting from March 24, 2016

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Mar. 31, 2016)
Name	Month and Year of Birth	Position	In charge of
Kim Hyung-jin	August. 1958	Deputy President & Chief Strategy Officer	- Strategic Planning Team - Global Business Strategy Team - Corporate Culture Development Team - Future Strategy Research Institute - Digital Strategy Team

Lim Young-jin	November. 1960	Deputy President	- Synergy Management Team - Public Relations Team - CSR Team - Management Support Team

Yim Bo-hyuk	March. 1961	Deputy President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - HR Team - Information & Communication Technology Planning Team

Lee Chang-goo	January. 1961	Executive Vice President	- Wealth Management Planning Office

Woo Young-woong	March. 1960	Executive Vice President	- Corporate & Investment Banking Business Department

Park Woo-gyun	March. 1959	Managing Director	- Compliance Team

Lim Byung-chul	January. 1964	Managing Director	- Future Strategy Research Institute

Jeon Young-kyo	August. 1962	Managing Director	- Finance Management Team

Choi Joon-hwan	September. 1963	Managing Director	- Information & Communication Technology Planning Team

Kim Im-geun	July. 1963	Managing Director	- Risk Management Team

Yu Sunghun	January. 1965	Managing Director	- Investor Relations Team

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	12(9)	3,500	—

Note) Represents the aggregate amount for all directors(including outside directors). Excludes long-term incentives.

2) Total Amount Paid as of Mar. 31, 2016

	Total number of Persons	Total Compensation (KRW millions)	Average Compensation per person (KRW millions)	Notes
Registered Directors	3	1,024	490	Excluding outside directors
Outside Directors	6	81	13	Excluding Audit committee members
Audit committee members or internal auditor	3	65	16

Total	12	1,169	97

Notes :

•	Represents the total number of applicable persons as of Mar. 31, 2016.

Stock Options

			(As of Mar. 31, 2016)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	2,617,517	480,300	108,356	38,829
Granted in 2007	1,231,169	967,092	205,313	58,764	54,560
Granted in 2008	805,174	574,150	185,396	45,628	49,053

Total	7,862,847	6,425,401	1,122,309	315,137	—

Notes :

•	The weighted-average exercise price of outstanding exercisable options as of Mar. 31, 2016 is KRW 39,726

•	The closing price of our common stock was KRW 40,500 on Mar. 31, 2016.

•	On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which the expiration of the exercise period has been suspended by a resolution of the board of directors.

Employees

			(As of Mar. 31, 2016)
Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2016 (KRW million)	Average Payment per person (KRW million)
Male	119	2 yrs 9 mths (13 yrs 6 mths) 1)	4,985	41
Female	29	5 yrs 3 mths (9 yrs 1 mths) 1)	741	25

Total	148	3 yrs 3 mths (12 yrs 7 mths) 1)	5,727	38

1)	Average length of service including service within group subsidiaries

6. Related Party Transactions

Loans to Subsidiaries

							(KRW billion)
Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2016)	Decrease	Increase	Ending Balance (Mar. 31, 2016)
Shinhan Investment Corp.	Loans in KRW	2012-01-30	2017-01-30	4.11%	100.0	—	—	100.0
	Loans in KRW	2012-06-28	2017-06-28	3.84%	100.0	—	—	100.0
Shinhan Card	Loans in KRW	2011-01-28	2016-01-28	4.91%	100	100	—	—
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250	250	—	—
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100	—	—	100
	Loans in KRW	2012-03-14	2017-03-14	4.12%	150	—	—	150
	Loans in KRW	2016-01-26	2021-01-26	1.984%	—	—	150	150
	Loans in KRW	2016-02-24	2021-02-24	1.842%	—	—	150	150
Shinhan Capital	Loans in KRW	2011-04-29	2016-04-29	4.65%	100.0	—	—	100.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50.0	—	—	50.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	50.0	—	—	50.0
	Loans in KRW	2012-12-14	2017-12-14	3.33%	50.0	—	—	50.0
	Loans in KRW	2013-01-18	2018-01-18	3.18%	50.0	—	—	50.0
	Loans in KRW	2013-09-05	2018-09-05	3.61%	80.0	—	—	80.0
	Loans in KRW	2014-01-27	2019-01-27	3.60%	50.0	—	—	50.0
	Loans in KRW	2016-03-16	2021-03-16	1.902%	—	—	50	50
Shinhan Private Equity	Loans in KRW	2015-11-25	2016-11-23	2.12%	5.0	—	—	5.0

Total					1,235.0	350	350	1,235.0

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2016

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Yim Bo-hyuk
Name: Yim Bo-hyuk
Title: Chief Financial Officer

Date: May 16, 2016